Exhibit 99.2

SAGTEC to Drive Cutting-Edge F&B Technology Transformation for Malaya Heritage

KUALA LUMPUR, MALAYSIA, August 15, 2025 (GlobeNewswire) – Malaya Heritage Holding Limited, the holding company for CNS Food Centre Sdn Bhd, has appointed SAGTEC Global Limited (“SAGTEC”) as its exclusive IT Consultant to lead a comprehensive 24-month digital transformation program across its F&B operations.

The partnership will introduce advanced technologies including automated central kitchen systems, intelligent outlet management platforms, and service robotics to boost operational efficiency, ensure consistent product quality, and elevate the customer experience across all outlets.

The initiative is expected to generate approximately USD 3 million in revenue, underscoring the commercial and operational potential of integrating technology into Malaysia’s F&B sector. SAGTEC will provide end-to-end solutions encompassing system design, software development, deployment, and integration across multiple outlets.

SAGTEC Global Limited is a specialist in innovative IT solutions for the F&B and hospitality industries, offering expertise in robotics, automation, and smart analytics. Malaya Heritage Holding Limited operates multiple heritage-inspired F&B brands in Malaysia, with a focus on quality, cultural authenticity, and premium service.

“Our mission is to future-proof Malaya Heritage’s operations through innovative, reliable, and scalable technology solutions,” said Ng Chen Lok, Director of SAGTEC. “We are excited to introduce smart automation and AI-driven platforms that will enhance operational efficiency while improving the customer experience.”

By integrating robotics, automation, and data analytics, the program will streamline workflows, reduce human error, and deliver a consistent, high-quality experience for every customer. Looking ahead, SAGTEC and Malaya Heritage plan to explore opportunities in sustainable food technology, predictive analytics, and advanced customer engagement platforms, supporting long-term growth and industry leadership.

About Malaya Heritage Holding Limited

Malaya Heritage Holding Limited is the holding company for CNS Food Centre Sdn Bhd. The group is committed to preserving cultural authenticity while delivering premium service and quality dining experiences. Its portfolio includes well-known heritage-inspired brands such as Kafei Dian, Melaya Nyonya House, and Makan Kaw Kaw, alongside other restaurants, cafés, and central kitchen operations. By combining tradition with modern efficiency, the group serves customers across the region while celebrating Malaysia’s rich culinary heritage.

About Sagtec Global Limited

Sagtec Global is a regional leader in enterprise-grade POS software, AI-integrated digital systems, and secure data infrastructure for Southeast Asia’s fast-evolving retail and service economy. The company’s mission is to empower businesses with intelligent, scalable, and secure technology solutions purpose-built for the digital age.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Zainab Fateema binti Mustafa

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com